                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                            XCEL ENERGY INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    98389B100
                                 (CUSIP Number)

                                   12/31/2006
             (Date of Event Which Requires Filing of this Statement)

     Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

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CUSIP No. 98389B100                    13G                     Page 1 of 1 Pages
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1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Pictet Asset Management SA("PAM SA")

     The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both managed by PAM SA.
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2    Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
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3    SEC Use Only

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4    Citizenship or Place of Organization

     Pictet Asset Management SA - Switzerland
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               5    Sole Voting Power:

                    Pictet Asset Management SA: 20,476,760
               -----------------------------------------------------------------
               6    Shared Voting Power:
  Number of
   Shares           Pictet Asset Management SA: None
Beneficially   -----------------------------------------------------------------
  Owned by     7    Sole Dispositive Power:
    Each
  Reporting         Pictet Asset Management SA: 20,476,760
 Person With   -----------------------------------------------------------------
               8    Shared Dispositive Power:

                    Pictet Asset Management SA: None
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9    Aggregate Amount Beneficially Owned by Each Reporting Person

     Pictet Asset Management SA: 20,476,760
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     [ ]
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11   Percent of Class Represented by Amount in Row (9)

     Pictet Asset Management SA: 5.03%
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12   Type of Reporting Person:

     Pictet Asset Management SA: IA
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Item 1.

        (a)  Name of Issuer: XCEL ENERGY INCORPORATED

        (b)  Address of Issuer's Principal Executive Offices:

             800 NICOLLET MALL
             MINNEAPOLIS, MN 55402
             UNITED STATES

Item 2

        (a)  Names of Person Filing:

             Pictet Asset Management SA("PAM SA")

        (b)  Address of Principal Business Office or, if none, Residence:

             Pictet Asset Management SA:

             60 ROUTE DES ACACIAS
             GENEVA 73
             SWITZERLAND
             CH-12 11

        (c)  Citizenship:

             Pictet Asset Management SA:  United Kingdom

        (d)  Title of Class Securities: COMMON STOCK

        (e)  CUSIP Number: 98389B100

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), check whether the person is A

             Not applicable.

Item 4.      Ownership

     The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM SA.

        (a)  Amount Beneficially Owned:

             Pictet Asset Management SA: 20,476,760

        (b)  Percent of Class:

             Pictet Asset Management SA: 5.03%

        (c)  Number of shares as to which such person has:

             Pictet Asset Management SA:

             (i)  sole power to vote or to direct the vote: 20,476,760

             (ii) shared power to vote or to direct the vote: None

             (iii) sole power to dispose or to direct the disposition of:
                   20,476,760

             (iv) shared power to dispose or to direct the disposition of: None

Item 5.      Ownership of Five Percent or Less of a Class

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             See answer to Item 2 (a)

Item 8.      Identification and Classification of Members of the Group

             Not applicable.

Item 9.      Notice of Dissolution of the Group

             Not applicable.

Item 10.     Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: 14th February 2007

                                        /s/ David Cawthrow
                                        ----------------------------------------
                                        David Cawthrow
                                        Chief Compliance Officer

                         AGREEMENT OF REPORTING PERSONS

     The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.

Pictet Asset Management SA


By: /s/ David Cawthrow
    --------------------------------
    David Cawthrow,
    Chief Compliance Officer